July 1, 2025

Melissa Tosca
Chief Financial Officer
Kiora Pharmaceuticals, Inc.
332 Encinitas Blvd., Suite 102
Encinitas, CA 92024

       Re: Kiora Pharmaceuticals, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 25, 2025
           File No. 001-36672
Dear Melissa Tosca:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences